Corporate Headquarters P.O. Box 251289 Plano, Texas 75025-1289 5100 Tennyson Pkwy., Suite 3000 Main Telephone: (972) 673-2000 Fax: (972) 673-2299
January 27, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:   Tracey McNeil, Division of Corporation Finance

Re:	Denbury Resources Inc. Registration Statement on Form S-4 Filed December 7, 2009 File No. 333-163521
Dear Ms. McNeil:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Denbury Resources Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above captioned Registration Statement on Form S-4, File No. 333-163521, as amended by Pre-Effective Amendment No. 1 filed with the Commission on January 26, 2010, so that such registration statement becomes effective at 10:00 a.m., EST, on Friday, January 29, 2010, or as soon thereafter as is practicable.
     The Company acknowledges the following:
•	Should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, DENBURY RESOURCES INC.
/s/ Mark C. Allen
Mark C. Allen
Senior Vice President and Chief Financial Officer

PETROLEUM EXPLORATION

Subsidiaries
Denbury Operating Company
Denbury Onshore, LLC
Denbury Green Pipeline-Texas, LLC